Exhibit (a)(5)(J)

IN THE COMMON PLEAS COURT

CUYAHOGA COUNTY, OHIO

MARK O’NEILL

2409 Parveen Place

Nanaimo, British Columbia V9T 0G2,

- and -

ADORACION GUERRERO

2821 Countrywood Lane

West Covina, CA 91791,

on Behalf of Themselves and All Others

Similarly Situated,

Plaintiffs,

v.

Case No.

Judge

CLASS ACTION COMPLAINT

(Jury Demand Endorsed Hereon)

JOEL L. HAWTHORNE

4025 Meadowvale Court

Akron, OH 44333,

RANDY W. CARSON

8 Cogswood Road

Asheville, NC 28804,

THOMAS A. DANJCZEK

8003 E. Vista Canyon Street

Mesa, AZ 85207,

KAREN FINERMAN

830 Park Avenue, Apt 12A

New York, NY 10021,

DAVID R. JARDINI

201 Ryan Lane

Meadow Lands, PA 15347,

NATHAN MILIKOWSKY

117 Lyman Road

Chestnut Hill, MA 02467,

M. CATHERINE MORRIS

9502 E Maplewood Circle

Englewood, CO 80111,

BROOKFIELD ASSET MANAGEMENT INC.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3,

BROOKFIELD CAPITAL PARTNERS LTD.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3,

BCP IV GRAFTECH HOLDINGS LP

Corporation Service Company

c/o Registered Agent

2711 Centerville Rd Suite 400

Wilmington, DE 19808,

-and-

ATHENA ACQUISITON SUBSIDIARY INC.,

Corporation Service Company

c/o Registered Agent

2711 Centerville Rd Suite 400

Wilmington, DE 19808,

Defendants.

Plaintiffs Mark O’Neill and Adoracion Guerrero (“Plaintiffs”), by their undersigned attorneys, for this Class Action Complaint, allege upon information and belief, except as to the allegations specifically pertaining to Plaintiffs, which are based on personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiffs on behalf of the public stockholders of GrafTech International Ltd. (“GrafTech” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”), Brookfield Capital Partners Ltd. (“Brookfield Capital”), Brookfield Asset Management Inc. (“BAM”), BCP IV GrafTech Holdings LP (“Parent”), and Athena Acquisition Subsidiary Inc. (“Acquisition Sub”) (Brookfield, BAM, Parent, and Acquisition Sub are collectively referred to herein as “Brookfield”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair process that was tilted in favor of Brookfield (the “Proposed Transaction”). Defendants announced on May 18, 2015, that the Board had agreed to sell GrafTech to Brookfield, wherein Brookfield will acquire all of the outstanding common stock of GrafTech in a tender offer for $5.05 per share in cash (the “Proposed Consideration”). The Proposed Transaction, valued at approximately $695.3 million, greatly undervalues GrafTech, providing a mere 16.6% one-day premium to GrafTech stockholders based on the stock’s closing share price on April 29, 2015, the last trading day before the announcement of the potential transaction. The Proposed Transaction is also driven by the Individual Defendants’ conflicted interests and marred with preclusive deal protections that effectively prevent the Company from receiving a superior offer.

2. GrafTech is a global company that offers innovative graphite material solutions for its customers in a wide range of industries and end markets, including steel manufacturing, advanced energy applications, and latest generation electronics. GrafTech operates eighteen principal manufacturing facilities on four continents and sells products in over seventy countries. Impressively, the Company’s Industrial Materials network has the largest manufacturing capacity and the lowest manufacturing cost structure of all of its major competitors, all while delivering the highest level quality products.

3. Although the market has recently softened, during 2013 and 2014 the Company announced rationalization plans designed to significantly improve its competitiveness, allow it to better serve customers, cut costs, and position its business for substantial success. In line with these plans and as further detailed herein, GrafTech has successfully began streamlining, simplifying, and decentralizing the organization, resulting in substantial savings within its corporate functions. As a result, the Company is now well poised for profitability and future growth.

4. The Daniel and Nathan Milikowsky Group (the “Milikowsky Group”) has long been one of GrafTech’s largest stockholders, with defendant Nathan Milikowsky (“Milikowsky”) as the group’s designee on the Board. Although GrafTech is well positioned for success, the Milikowsky Group has long argued that the Company was underperforming in light of its significant potential. As such, the Milikowsky Group has been pushing for a change in the control of the Company. To that end, the group waged a successful proxy contest in 2014 and won three of seven Board seats. In early 2015, the Milikowsky Group initiated another proxy contest with the intent of electing five members of the GrafTech Board.

5. In response to the proxy contest, the Board rushed to strike a deal that would undermine the push from the Milikowsky Group, while allowing the Board to exit the Company with their reputation intact and millions of dollars in special “change-of-control” payments. In particular, prior to a stockholder meeting on the proxy contest, GrafTech announced that it had entered into an Investment Agreement on May 4, 2015 with Brookfield. Pursuant to the Investment Agreement, Brookfield agreed to purchase shares of convertible preferred stock for an aggregate purchase price of $150 million in cash, convertible at Brookfield’s option into at least 19.9% of the outstanding shares of GrafTech stock. Further, Brookfield received the right to designate at least two members for election to the Board. At the same time, the Company and Brookfield entered into a letter of intent to negotiate a tender offer by Brookfield to purchase all of the outstanding shares of GrafTech common stock at a purchase price of $5.05 per share. Just two weeks after entering into the Investment Agreement, GrafTech announced the Proposed Transaction of the Company by Brookfield and that the Milikowsky Group agreed to tender its shares.

6. In agreeing to the Proposed Transaction, the Board conducted a rushed process that was not reasonably designed to maximize stockholder value. In the space of just over two months, the Board acceded to the Investment Agreement and Proposed Transaction without ever canvassing the market. As a result, the Board agreed to tender the Company for a meager $5.05 per share, a premium of just 16.6% based on the Company’s closing price on April 29, 2015, the last trading day before the announcement of the potential transaction.

7. Additional factors further demonstrate that the Proposed Consideration is too low. For example, at least one analyst, Sidoti & Company, LLC (“Sidoti & Co.”) recently predicted a target price well above the offer price of $5.05, with a target price of $9 set on June 11, 2015. Further, the average one-day premium to a target’s stock price for transactions valued between $100 million and $1 billion in the last three years in the electrical components and equipment industry over 28%. In comparison, the one-day premium Brookfield is offering GrafTech stockholders here is a mere 16.6%–barely half of the average in comparable transactions. More, the Proposed Consideration drastically undervalues the Company when compared to the multiples its peers have to trailing revenues and forward revenues.

8. The Individual Defendants are willing to sell now rather than wait for GrafTech to reap these long-term benefits or a higher premium in order to gain substantial personal benefits afforded them (but not the Company’s public stockholders) in the Proposed Transaction. For example, following the consummation of the Proposed Transaction, it appears that all or most of the directors and officers will become directors and officers of the new combined company, thus retaining their prestigious and lucrative positions and compensation at the post-Proposed Transaction company. These executives and directors have managed to secure for themselves substantial employment at the expense of the stockholders’ best interests. Further, in addition, certain Board members will receive accelerated vesting of unvested options worth more than $1.3 million dollars, and all of the Board members will unload massive illiquid holdings in GrafTech that they would not have otherwise been able to sell without the severe accompanying depression in stock price that a large-scale sale of GrafTech stock would create. More, several officers and at least one Board member will receive millions of dollars in payments as a result of the change of control.

9. In order to lock up the Proposed Transaction on these unfair terms, the defendants adopted numerous preclusive and onerous deal protection devices, which are set forth in the Agreement and Plan of Merger dated May 17, 2015 (the “Merger Agreement”). These provisions, which collectively preclude any competing offers for the Company, include: (i) a flawed thirty-five-day go-shop period which, although it allows the Company to enter into discussion with third parties, requires the Company to pay a termination fee of $7.5 million should it enter into a superior acquisition proposal negotiated during the go-shop period (ii) a termination fee of $20 million if the Company accepts a competing bid after the expiration of the go-shop period; (iii) a no-solicitation clause; and (iv) a four business-day matching rights period during which Brookfield can match any superior proposal received by the Company.

10. Worse, in an attempt to secure stockholder support for the inadequate Proposed Transaction, on May 26, 2015, GrafTech filed a Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the U.S. Securities and Exchange Commission (“SEC”). The Recommendation Statement, which recommends that GrafTech stockholders tender their shares in the tender offer, omits and/or misrepresents material information about the flawed sales process for the Company, the valuation analysis prepared by the Company’s financial advisors, the unfair Proposed Consideration offered in the transaction, and the actual intrinsic value of the Company and Brookfield both on a stand-alone basis and pro forma basis. Pursuant to the Recommendation Statement, the tender offer expires on July 7, 2015.

11. In short, the Proposed Transaction is designed to unlawfully divest GrafTech’s public stockholders of the Company’s valuable assets for grossly inadequate consideration. To remedy defendants’ breaches of fiduciary duties and other misconduct, Plaintiffs seek injunctive relief preventing consummation of the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for stockholders, or rescission of the Merger Agreement to the extent that the Proposed Transaction has been consummated.

JURSIDICTION AND VENUE

12. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Ohio so as to render the exercise of jurisdiction by the Ohio courts permissible under traditional notions of fair play and substantial justice.

13. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to GrafTech occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

THE PARTIES

14. Plaintiffs are and have been stockholders of GrafTech at all times relevant hereto.

15. Non-Defendant GrafTech is a Delaware corporation with its principal executive offices located at Suite 300, Park Center I, 6100 Oak Tree Boulevard, Independence, Ohio. GrafTech manufactures and provides advanced graphite and carbon materials used in the transportation, solar, and oil and gas exploration industries. The Company produces a broad range of high quality graphite electrodes, products essential to the production of electric are furnace steel and various other ferrous and nonferrous materials. GrafTech also produces needle coke products, which are the primary raw material needed in the manufacture of graphite electrodes. Further, GrafTech manufactures carbon, graphite, and semi-graphite refractory products that protect the walls of blast furnaces and submerged are furnaces. As of December 31, 2014, GrafTech had 2,397 employees across Europe, Mexico, Brazil, South Africa, the U.S., and the Asia Pacific region. Upon completion of the Proposed Transaction, GrafTech will become a wholly owned subsidiary of defendant Parent.

16. Defendant Joel L. Hawthorne (“Hawthorne”) is GrafTech’s President, Chief Executive Officer, and director and has been since January 2014. Defendant Hawthorne was also GrafTech’s President of Engineered Solutions from March 2011 to January 2014; and held various other executive positions with the Company beginning in August 1999.

17. Defendant Randy W. Carson (“Carson”) is GrafTech’s Chairman of the Board and has been since June 2014 and a director and has been since 2009.

18. Defendant Thomas A. Danjczek is a GrafTech director and has been since May 2014.

19. Defendant Karen Finerman is a GrafTech director and has been since May 2014.

20. Defendant David R. Jardini is a GrafTech director and has been since May 2014.

21. Defendant Milikowsky is a GrafTech director and has been since May 2014. Defendant Milikowsky was also a GrafTech director from December 2010 to May 2013. In connection with the Proposed Transaction, defendant Milikowsky and his affiliates entered into a tender and support agreement with defendants Parent and Acquisition Sub, pursuant to which, among other things, they agreed to tender all of their 15,266,842 shares, or 11.2% of outstanding shares, in the offer and take certain other actions in furtherance of the merger.

22. Defendant M. Catherine Morris is a GrafTech director and has been since May 2014.

23. Defendant BAM is a Canadian corporation and may be served with process at its principal executive offices at Brookfield Place, 181 Bay Street, Suite 300, Toronto, Canada. Defendant BAM is a global alternative asset manager with over $200 billion in assets. Defendant BAM’s assets have a focus on property, renewable energy, infrastructure, and private equity.

24. Defendant Brookfield is an affiliate of defendant BAM.

25. Defendant Parent is a Delaware limited partnership and an indirect wholly owned subsidiary of defendant Brookfield Capital.

26. Defendant Acquisition Sub is a Delaware corporation and a wholly owned subsidiary of defendant Parent and an indirect wholly owned subsidiary of defendant Brookfield Capital. Upon completion of the Proposed Transaction, defendant Acquisition Sub will merge with and into GrafTech and cease its separate corporate existence.

CLASS ACTION ALLEGATIONS

27. Plaintiffs bring this action as a class action on behalf of themselves and all other public stockholders of GrafTech that have been or will be harmed by defendants’ conduct described herein (the “Class”). Excluded from the Class are defendants and any individual or entity affiliated with any defendant.

28. This action is properly maintainable as a class action.

29. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, there were more than 137.6 million shares of GrafTech common stock outstanding as of April 20, 2015.

30. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include the following:

(a) whether the Individual Defendants have breached their fiduciary duties of loyalty, good faith, and/or due care with respect to Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(b) whether the individual Defendants breached their fiduciary duty to secure and obtain the best price reasonably available under the circumstances for the benefit of Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(c) whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers designed to discourage other potentially interested parties from making an offer to acquire the Company or its assets;

(d) whether GrafTech, Brookfield, and Acquisition Sub aided and abetted any of the Individual Defendants’ breaches of fiduciary duties owed to Plaintiffs and the other members of the Class in connection with the Proposed Transaction; and

(e) whether Plaintiffs and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

31. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs do not have any interests adverse to the Class.

32. Plaintiffs have retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

33. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for the party opposing the Class.

34. Defendants have acted, or failed to act, on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE FLAWED SALES PROCESS

35. As set forth in the Recommendation Statement, the Proposed Transaction is the result of a flawed process that was tilted in favor of Brookfield from the outset. The entire deal, including the $150 million Investment Agreement and entry into the Proposed Transaction, was completed in just over two months. During deliberations with Brookfield, the Board never authorized anyone at the Company or its financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), to conduct any sort of premarket check. Nor did the Company ever even attempt to shop itself to another potential buyer before agreeing to Brookfield’s terms.

36. The parties first met on March 6, 2015. On that date, Brookfield offered the Company a $100 million convertible note.

37. On March 17, 2015, defendant Milikowsky issued and filed with the SEC a formal proxy statement seeking the election of seven Board members, including himself and several allies. The vote for this proxy contest was scheduled for the Company’s annual stockholder meeting on May 29, 2015.

38. Recognizing that GrafTech was in a vulnerable position due to the challenges to its business and uncertain corporate governance, on March 19, 2015, Brookfield made a non-binding expression of interest to acquire the Company at a price range of between $5 and $5.25 per share, well below the Company’s fifty-two-week high of $10.77 per share. Brookfield indicated that it was willing, “if of interest, a possible offer to afford the Company’s stockholders an opportunity to retain their Shares of the Company under Brookfield sponsorship.” In the first draft of documents provided to GrafTech, Brookfield initially considered a post-closing go-shop period of between thirty and sixty days.

39. On April 14, 2015, Brookfield retracted its $100 million convertible note offer and instead offered to purchase $150 million of convertible preferred stock and a proposed tender offer for up to 100% of the Company’s shares at a purchase price of $5 per share.

40. On April 22, 2015, the Board stated that it would consider a deal at the substantially increased price of $5.75 per share. Ultimately, however, the Board accepted a meager $5.05 Proposed Consideration, a mere $0.05 per share increase to Brookfield’s original proposal, and a meager 1% premium compared to the $5 per share that Brookfield initially acquired a 20% interest in the Company.

THE PROPOSED TRANSACTION AND THE PRECLUSIVE MERGER AGREEMENT

41. On May 18, 2015, GrafTech issued a press release announcing that the individual Defendants had agreed to sell GrafTech to Brookfield. Under the terms of the Merger Agreement, holders of GrafTech common stock will receive $5.05 for each share of GrafTech common stock they own. The transaction values GrafTech at approximately $695.3 million. The May 18, 2015 press release stated, in relevant part:

INDEPENDENCE, Ohio-(BUSINESS WIRE)—May 18, 2015—GrafTech International Ltd. (NYSE:GTI) (“GrafTech” or the “Company”) today announced it has entered into a definitive agreement and plan of merger with an affiliate of Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) (“Brookfield”) under which Brookfield will commence a tender offer to acquire up to all of the outstanding shares of GrafTech common stock. The definitive agreement was unanimously approved by GrafTech’s Board of Directors and follows the letter of intent announced by GrafTech on April 29, 2015. Holders of approximately 11% of the outstanding shares of GrafTech common stock, including GrafTech director Nathan Milikowsky, have agreed to support the transaction and tender their shares in the tender offer.

Under the terms of the agreement, Brookfield will commence a tender offer to purchase up to all of the outstanding shares of GrafTech common stock at a purchase price of $5.05 per share, representing a premium of 26% over the average closing price of the Company’s common shares during the 60 trading days ended April 28, 2015. The tender offer is not subject to any financing conditions.

The tender offer is intended to provide GrafTech stockholders the option to choose immediate liquidity at a premium as described above or to participate in GrafTech as a stockholder following the closing of the tender offer (subject to the merger provisions described below) with the benefit of Brookfield sponsorship going forward. A stockholder might choose to accept a combination of both cash and continued ownership of GrafTech shares.

The Company believes that Brookfield has an exceptional track record sponsoring public companies in difficult underlying market conditions, including significant knowledge and experience in steel, mining and metals, and other industrial sectors.

Pursuant to the agreement, the tender offer will commence no later than May 26, 2015 and will expire at 12:00 midnight, New York City time, on July 7, 2015, unless extended in accordance with the terms of the agreement and the applicable rules and regulations of the Securities and Exchange Commission. Consummation

of the tender offer is subject to certain conditions, including receipt of required regulatory approvals, the tender of a number of GrafTech shares that, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 30% of the then outstanding shares plus shares issuable upon such conversion (the “minimum tender condition”), and other customary conditions. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the minimum tender condition would require the tender of approximately 15% of the currently outstanding GrafTech shares.

If the number of GrafTech shares tendered, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 80% of the then outstanding shares plus shares issuable upon such conversion (the “merger condition”), then the remaining outstanding GrafTech shares will be acquired in a merger transaction at the same price offered in the tender offer. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the merger condition would require the tender of approximately 75% of the currently outstanding GrafTech shares.

42. Also on May 18, 2015, the Company filed a Current Report on Form 8-K with the SEC wherein it disclosed the Merger Agreement. The Merger Agreement contains a number of draconian deal protection devices designed to preclude any competing bids for GrafTech from emerging in the period following the announcement of the Proposed Transaction, which effectively locked-up the deal in favor of Brookfield. As the Individual Defendants were duty bound to maximize stockholder value in connection with the Proposed Transaction, the inclusion of these provisions, as detailed below, constitutes a further breach of their fiduciary duties.

43. Under section 6.2(a) of the Merger Agreement, the Board implemented a thirty-five-day “go-shop period” in which purportedly allows the Company to solicit other potential buyers. In fact, however, the “go-shop” is structured to deter potential bidders. During the go-shop period, section 6.2(a) requires the Company to furnish to Brookfield any non-public information provided to any third party that was not provided to Brookfield within twenty-four hours of doing so. Moreover, no later than one business day following the expiration of the go-shop period (the no-shop period start date), the Company must notify Brookfield of the identity of each third party from whom the Company received a written acquisition proposal and provide to Brookfield a copy of all materials related to any acquisition proposal, the identity of the third parties making such acquisition proposal(s), and a written summary of the material terms of any acquisition proposal not made in writing. As a result, any competing bidder that wants to engage in negotiations with the Company knows that all of the contents, terms, and discussions of such negotiations will be disclosed to Brookfield. In addition, even if the Company is somehow able to reach an agreement with a third party during the go-shop period, section 9.4(b) requires that GrafTech pay a go-shop termination fee of $7.5 million to Brookfield.

44. Following the expiration of the go-shop period, section 6.2(b) bars the Company from seeking a superior offer for its stockholders. Specifically, section 6.2(b) of the Merger Agreement states, in pertinent part:

(b) Except as may relate to any Excluded Party (but only for as long as such Person or group is an Excluded Party) or as expressly permitted by this Section 6.2, after the No-Shop Period Start Date, the Company and its Subsidiaries shall, and the Company shall cause its and its Subsidiaries’ Representatives to immediately cease any activities permitted by Section 6.2(a) and any discussions or negotiations with any Person or group that may be ongoing with respect to any Acquisition Proposal. With respect to any Person or group with whom such discussions or negotiations have been terminated, the Company shall terminate such Persons’ access to any data room containing the Company’s confidential information and use its reasonable best efforts to promptly require such Person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of the Company.

45. Though the Merger Agreement ostensibly has a “fiduciary out” provision that allows the Company to negotiate with other bidders, this provision would require a potential acquiror to first make an unsolicited offer. Without access to non-public information, which the Company is prevented from offering under the Merger Agreement prior to the receipt of an offer that the Company reasonably expects to lead to a superior deal, no other bidders will emerge to make a superior proposal.

46. Furthermore, under section 7.4(e) of the Merger Agreement, should it receive an unsolicited bid, the Company must notify Brookfield of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Brookfield is granted four business days to amend the terms of the Merger Agreement to make a counter offer that only needs to be as favorable to the Company’s stockholders as the unsolicited offer. Brookfield will be able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage the Company has in receiving the unsolicited offer.

47. Also, pursuant to section 9.4(b) of the Merger Agreement, GrafTech must pay Brookfield a $20 million termination fee if it accepts a superior proposal after the go-shop period.

DEFENDANTS’ INTERESTS IN THE PROPOSED TRANSACTION

48. The Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Transaction to meet their own personal needs and objectives. As an initial matter, the Proposed Transaction provides a means for members of the Board and senior management to ensure the buyout of GrafTech’s vocal critic and largest stockholder and creditor, defendant Milikowsky, thus avoiding an embarrassing proxy battle that would likely have had disastrous consequences to the reputations and professional standings of the incumbent Board members that were not aligned with defendant Milikowsky. In fact, recent studies have shown that proxy contests are associated with significant adverse effects on the careers of incumbent directors who often also lose seats on other unrelated boards or face other lost business opportunities as a result of the proxy fight. Here, by agreeing to the Proposed Transaction, the Board not only avoids such negative consequences, several of its members will be able to retain their positions as directors at the newly formed company. Indeed, upon closing of the Proposed Transaction, Brookfield will be obligated to retain at least three directors who were on the Board on the date of the Merger Agreement.

49. The Proposed Transaction also provides defendant Milikowsky with an exit to the proxy battle without the appearance that he surrendered. Thus, as a result of the transaction, defendant Milikowsky and the opposing directors will each be able to save face without admitting any sort of defeat, while at the same time cashing in on their illiquid holdings at a premium. As shown in the below table, defendant Hawthorne will receive accelerated equity benefits from the Proposed Transaction totaling over $1.3 million, and each of the Individual Defendants will be able to unload massive quantities of their illiquid holdings in GrafTech, totaling over $82.5 million, that they would not have otherwise been able to sell without the severe accompanying depression in stock price that a large-scale sale of GrafTech stock would create:

Defendant	Common Share Consideration	Accelerated Consideration	Total Merger Consideration
Joel L. Hawthorne	$3,258,860.95	$1,363,460.00	$4,622,320.95
Randy W. Carson	$394,243.40	$—	$394,243.40
Thomas A. Danjczek	$42,960.35	$—	$42,960.35
Karen Finerman	$1,477,195.70	$—	$1,477,195.70
David R. Jardini	$358,585.35	$—	$358,585.35
Nathan Milikowsky	$77,021,802.10	$—	$77,021,802.10
M. Catherine Morris	$42,960.35	$—	$42,960.35

Total	$82,596,608.20	$1,363,460.00	$83,960,068.20

50. In addition to the above windfall payments, it appears that most of the members of GrafTech’s senior management will continue with the combined company following the consummation of the Proposed Transaction. Indeed, section 3.6(b) of the Merger Agreements states that all officers of the Company will continue in their employment “until their respective successors are duly appointed,” and the Merger Agreement contains various provisions contemplating the compensation of continuing employees. In fact, while the deal was being finalized, defendant Hawthorne implied that management would continue at the combined company following the transaction, noting that “Brookfield shares our focus on executing a strategy that will allow GrafTech to manage through intensifying industry challenges in preparation for a cyclical upturn.”

51. By negotiating for such personal benefits in connection with the consummation of the Proposed Transaction, the Individual Defendants placed their own personal interests before those of the Company’s stockholders thus resulting in the Proposed Transaction being presented to GrafTech stockholders at an untenable and inadequate offer price.

THE PROPOSED TRANSACTION UNDERVALUES GRAFTECH

52. The Individual Defendants’ fiduciary duties require them to maximize stockholder value when entering into a change-in-control transaction such as the Proposed Transaction. Here, however, the Individual Defendants’ eagerness to enter into an acquisition with Brookfield due to their conflicted status resulted in a sales process that was not designed to obtain the maximum price for GrafTech stockholders. As a result, the Company’s public stockholders have been, and will continue to be, denied the fair process and arm’s-length negotiated terms to which they are entitled to in a sale of their Company. Indeed, the Proposed Consideration does not reflect the true inherent value of the Company as known to the Individual Defendants and Brookfield.

GrafTech Is Well-Poised for Growth as Commodity Prices Increase

53. GrafTech is a leading manufacturer of high quality graphite electrodes, which are essential to the production and manufacture of steel and other metals, and needle coke products, which are the primary raw materials used in graphite electrodes. The Company also manufactures carbon, graphite, and semi-graphite refractory products, which are used to protect the walls of blast furnaces and submerged arc furnaces. In 2014, GrafTech products topped $7.4 billion in worldwide sales. Impressively, the Company’s Industrial Materials network has the largest manufacturing capacity and the lowest manufacturing cost structure of all of its major competitors, all while delivering the highest level quality products.

54. Although commodity prices have recently declined, given their cyclical nature, the Company is well-poised to capitalize on the next upswing. In fact, since September 2014, the Company’s stock price has leveled from previous declines, and has traded as high as $5.19 as recently as December 30, 2014, with a fifty-two-week high of $10.77 per share.

55. As commodity prices are expected to increase, GrafTech has positioned itself to capitalize even further by implementing various significant and effective business plans to significantly improve its competitiveness, allow it to better serve customers, and position its business for substantial success. In line with these plans, GrafTech has successfully began streamlining, simplifying, and decentralizing the organization, resulting in substantial savings within its corporate functions. As was recently touted on January 23, 2015, by the Company’s Chairman of the Board, defendant Carson, in anticipation of the then upcoming proxy battle:

... [Defendant Hawthorne] and the management team have expeditiously developed and successfully executed on initiatives to improve operations, reduce costs, enhance liquidity and effectively respond to continuing weak demand from the global steel industry and other end market challenges to insure long-term success of the Company. These initiatives include:

•	An ongoing company-wide cost savings program, which is enabling GrafTech to achieve total annual cost savings of more than $120 million (more than 10% of annual sales).

•	Optimization of the graphite electrode manufacturing platform by rationalizing its two highest cost manufacturing sites, including significant headcount reductions.

•	Changes to the operating and management structure to simplify and decentralize the organization.

•	Redesign of the Company’s research and development function to accelerate innovation for new product development and commercial introduction.

•	Downsizing of the Company’s corporate functions, including headcount and other SG&A reductions.

•	Rationalization of underperforming product lines.

•	Enhancement of financing arrangements that increased borrowing capacity by over $125 million in the past nine months.

•	Significant inventory reduction (over $70 million in 2014).

•	Continued development of new products for consumer electronics markets, including lithium ion battery and crystal growth markets which have contributed approximately 50% of the revenue in the Engineered Solutions segment, which will provide long-term value creation for the Company and its stockholders.

These initiatives have allowed GrafTech to work more closely with its customers, drive greater accountability and respond even more efficiently to changing market dynamics. In fact, all of the operational concerns that [were] voiced in last year’s proxy contest (such as inventory reduction, SG&A reduction and streamlining operations) were already being addressed by management and were completed over the last nine months... and the management... is presently focused on successfully driving that work forward to enhance long-term value for all of [GrafTech’s] stockholders.

56. Unfortunately, GrafTech stockholders will not experience the benefit of the Company’s recent optimizations and significant growth prospects. As stated above, the Proposed Consideration offered in the Proposed Transaction does not reflect the true inherent value of the Company that was known only to defendants at the time the Proposed Transaction was announced. Given the above-mentioned factors, the $5.05 per share Proposed Consideration grossly undervalues GrafTech and would unfairly divest its stockholders of their interest in the Company.

An Analysis of Comparable Companies and Similar Transactions Provides Significantly Greater Premiums

57. Compared to the Company’s peers, the Proposed Consideration undervalues GrafTech. A common way to value a company is to look at its multiple to its enterprise value (“EV”) to the last twelve months (“LTM”) revenues. The Company’s peers have an EV that is between 1.22x to 1.68x their LTM revenues. Applying these same multiples to the Company results in a per share value between $5.18 to $8.53—up to 69% higher than the Proposed Consideration.

58. Comparing GrafTech to the Company’s peers’ EV based on future revenues also demonstrates the inadequacy of the Proposed Consideration. Using the same analysis above, only replacing fiscal year 2016 revenue for LTM revenues results in a multiple of 1.30x to 1.67x. Applying these same multiples to the Company results in an EV on a per share basis of between $5.30 to $7.87—up to 56% higher than the Proposed Consideration.

59. The $5.05 per stock price is also insufficient relative to similar transactions in the electrical components and equipment industry. Notably, the one-day, one-week, and one-month price premiums reflected in the Proposed Transaction, only 16.6%, 18.4%, and 21.6%, respectively, are considerably lower than the median one-day, one-week, and one-month premiums achieved in like transactions in the oil and gas exploration and production industry over the last three years, approximately 28.3%, 28.1%, and 29.9%, respectively.

Certain Analysts Predict Higher Targets

60. The inadequacy of the Proposed Consideration is further highlighted by the targets set by various analysts. For example, on April 30, 2015, Sidoti & Co. set a target price of $6. Notably, after reviewing the Proposed Transaction in more depth, on June 11, 2015, Sidoti & Co. substantially increased its target price to $9. Further, according to Yahoo! Finance, the mean price target for the Company is $5.53, or nearly 10% higher than the total potential consideration offered under the Proposed Transaction.

THE MATERIALLY MISLEADING AND INCOMPLETE

RECOMMENDATION STATEMENT

61. In order to convince GrafTech stockholders to tender their shares, defendants filed the materially misleading and incomplete Recommendation Statement with the SEC on May 26, 2015. The Recommendation Statement, which indicates the tender offer will expire on July 7, 2015, misrepresents and/or omits material information necessary for GrafTech stockholders to make an informed decision whether tender their shares in the tender offer. Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information and/or provides them with materially misleading information concerning the flawed and self-serving sales process for the Company, the valuation analysis prepared by the Company’s financial advisors, the unfair Proposed Consideration offered in the Proposed Transaction, and the actual intrinsic value of the Company and Brookfield both on a stand-alone basis and pro forma basis.

Disclosure Deficiencies Concerning the Conflicted Sales Process

62. The Recommendation Statement fails to disclose material information concerning the events that led up to the announcement of the Proposed Transaction, including, but not limited to, information pertaining to the process conducted by the Company in considering a sale. Specifically, the “Background” section fails to disclose:

(a) the details concerning the Board’s decision to conduct the Proposed Transaction to buy out the interests of the Milikowsky Group and put an end to the proxy contest;

(b) whether, and if so, how, J.P. Morgan conducted any sort of pre-market check and provided this information to the Board;

(c) the Company’s basis for failing to canvas the market prior to agreeing to the Proposed Transaction;

(d) whether there were any discussions concerning the continued employment of senior management following the consummation of the Proposed Transaction, and if so, who was involved in such discussions and when such discussions took place; and

(e) whether the Board held any additional discussions among themselves or with Brookfield concerning Brookfield’s March 19, 2015 offer, to allow GrafTech stockholders to retain their shares of the Company under Brookfield sponsorship, and if not, the reasons such offer was never given full consideration.

63. With respect to past fees received by J.P. Morgan, the Recommendation Statement fails to disclose the amount of compensation J.P. Morgan received for: (i) acting as a bookrunner on debt underwritings for portfolio companies of Brookfield; (ii) acting as the joint lead arranger on the Company’s term loan in February 2015; and (iii) serving as an agent bank and a lender under outstanding credit facilities of the Company.

Disclosure Deficiencies Concerning the Valuation Analysis Prepared by J.P. Morgan

64. The Recommendation Statement cites to and annexes the opinion of GrafTech’s financial advisor J.P. Morgan, which concludes that the consideration to be received by GrafTech stockholders in the Proposed Transaction is fair, from a financial point of view. However, the Registration Statement fails to disclose material information about J.P. Morgan’s opinion and methodology, rendering it impossible for Company stockholders to effectively evaluate, and determine whether to tender their shares in the tender offer.

65. With respect to the Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) the inputs and assumptions used by J.P. Morgan to apply perpetual growth rates of 1.5% to 2.5% to the Company’s unlevered free cash flows; and (ii) the inputs and assumptions used by J.P. Morgan to determine a discount rates from 10.5% to 12.5%.

66. With respect to the Public Trading Multiples analysis, the Recommendation Statement fails to disclose: (i) the “complex considerations and judgments” undertaken by J.P. Morgan, and how these affected its analysis; (ii) the individual implied per share equity values of each of the selected companies; and (iii) the inputs and assumptions used by J.P. Morgan to arrive at the selected multiple reference ranges used for the Company for 2015 estimated (“E”) firm value (“FV”)/earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and 2016E FV/EBITDA, respectively, particularly for 2015 since the low end of the range exceeds both the mean and the median of the selected companies’ range.

67. With respect to the Selected Transaction Multiples Analysis, the Registration Statement fails to disclose: (i) the equity value of each selected transaction; and (ii) the target company’s FV as a multiple of LTM EBITDA for each selected transaction.

FIRST CAUSE OF ACTION

(Claim for Breach of Fiduciary Duties Against the Individual Defendants)

68. Plaintiffs incorporate by reference and reallege each and every allegation contained above as though fully set forth herein.

69. The Individual Defendants have violated the fiduciary duties of care, loyalty, and good faith owed to the public stockholders of GrafTech and have acted to put their personal interests ahead of the interests of GrafTech stockholders.

70. By the acts, transactions, and course of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiffs and the other members of the Class of the true value of GrafTech.

71. The Individual Defendants have violated their fiduciary duties by entering GrafTech into the Proposed Transaction without regard to the effect of the Proposed Transaction on GrafTech’s stockholders.

72. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required and breached their duty of loyalty owed to the stockholders of GrafTech because, among other reasons:

(a) they failed to take steps to maximize the value of GrafTech to its public stockholders;

(b) they failed to properly value GrafTech and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interests resulting from the Individual Defendants’ own financial stakes in the Proposed Transaction.

73. Because the Individual Defendants control the business and corporate affairs of GrafTech, and have access to private corporate information concerning GrafTech’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of GrafTech that makes it inherently unfair for them to pursue and recommend the Proposed Transaction wherein they will reap disproportionate benefîts to the exclusion of maximizing stockholder value.

74. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary eare and diligence in the exercise of their fiduciary duties toward Plaintiffs and the other members of the Class.

75. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiffs and the other members of the Class, and have breached and are breaching their fiduciary duties to the Class.

76. As a result of the Individual Defendants’ unlawful actions, Plaintiffs and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of GrafTech’s assets and operations. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class, and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

77. Plaintiffs and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Brookfield)

78. Plaintiffs incorporate by reference and reallege each and every allegation contained above as though fully set forth herein.

79. Defendant Brookfield knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, GrafTech provided, and Brookfield obtained, sensitive, non-public information concerning GrafTech and thus had unfair advantages that are enabling Brookfield to acquire the Company at an unfair and inadequate price.

80. As a result of this conduct, Plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their GrafTech shares.

81. As a result, Plaintiffs and the Class members are being irreparably harmed.

82. Plaintiffs and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand injunctive relief, in their favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Rescinding, to the extent already implemented, the Merger Agreement;

C. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for stockholders;

D. Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a TRIAL BY JURY.

Dated: June 29, 2015	LANDSKRONER GRIECO MERRIMAN, LLC

/s/ Paul Grieco

PAUL GRIECO (0064729)

1360 West 9th Street, Suite 200

Cleveland, OH 44113

Telephone: (216) 522-9000

Facsimile: (216) 522-9007

ROBBINS ARROYO LLP

BRIAN J. ROBBINS

STEPHEN J. ODDO

EDWARD B. GERARD

JUSTIN D. RIEGER

600 B Street, Suite 1900

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (619) 525-3991

Attorneys for Plaintiffs